FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company

KIRKLAND LAKE GOLD INC.
Suite 300 - 570 Granville Street
Vancouver, BC V6C 3P1
(the “Company”)

2. Date of Material Change

December 5, 2006

3. News Release

Press Release dated December 5, 2006 was disseminated by CCN Matthews and SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions on that date.

4. Summary of Material Change

Kirkland Lake Gold Inc. (the "Company") announces the financial, operational and exploration results for its second quarter of its 2007 fiscal year, which started August 1, 2006 and ended October 31, 2006.

5.  Full Description of Material Change

Please see refer to Exhibit 99.1.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officers

For further information contact:

Brian Hinchcliffe President Phone: 1 705 567 5208 Fax: 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Website- www.klgold.com Phone: 1 403 215 5979 E-mail: info@klgold.com
Chelsea Hayes UK Public Relations (Pelham) Phone: 020 44 7743 6675 E-mail: chelsea.hayes@pelhampr.com

9. Date of Report

December 11, 2006